Exhibit 12.1

TravelCenters of America LLC
Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2016	Years Ended December 31,
		2015	2014	2013	2012	2011
	(in thousands, except ratio amounts)
Income before income taxes, income from equity investees and noncontrolling interest	$3,474	$40,202	$95,768	$2,331	$31,812	$23,784

Distributions received from equity investees	3,000	—	—	—	4,800	—
Fixed charges	88,083	106,344	93,101	90,880	79,161	75,471
Amortization of capitalized interest	54	30	41	31	—	—
Capitalized interest	(1,876)	(1,797)	(755)	(1,033)	—	—
Total Earnings	$92,735	$144,779	$188,155	$92,209	$115,773	$99,255

Interest expense(1)	$21,261	$24,425	$17,241	$17,650	$10,358	$9,005
Estimated interest within rent expense(2)	64,946	80,122	75,105	72,197	68,803	66,466
Capitalized interest	1,876	1,797	755	1,033	—	—
Total fixed charges	$88,083	$106,344	$93,101	$90,880	$79,161	$75,471

Ratio of earnings to fixed charges	1.05	1.36	2.02	1.01	1.46	1.32

Deficiency of earnings available to cover fixed charges	$ N/A	$ N/A	$ N/A	$ N/A	$ N/A	$ N/A

(1)	Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)	Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.